    As filed with the Securities and Exchange Commission on August 8, 1995
                                                   Registration No. 33-_________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                              ____________________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              ____________________

                           HARKEN ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)
                              ____________________

          DELAWARE                                      95-2841597
(State or other jurisdiction of          (I.R.S. employer identification number)
incorporation or organization)

                           HARKEN ENERGY CORPORATION
                     5605 NORTH MACARTHUR BLVD., SUITE 400
                              IRVING, TEXAS 75038
                                 (214) 753-6900
              (Address, including zip code, and telephone number,
      including area code, of registrant's principal executive offices)
                       ________________________________

                                                              copy to:
              BRUCE N. HUFF                           HAYNES AND BOONE, L.L.P.
          SENIOR VICE PRESIDENT                          1300 BURNETT PLAZA
       AND CHIEF FINANCIAL OFFICER                        801 CHERRY STREET
        HARKEN ENERGY CORPORATION                     FORT WORTH, TEXAS  76102
  5605 NORTH MACARTHUR BLVD., SUITE 400             ATTN:  WILLIAM D. GREENHILL
           IRVING, TEXAS 75038                             (817) 347-6600
              (214) 753-6900

(Name, address, including zip code, and telephone number, including area code, of agent for service)
                        ________________________________

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

                        ________________________________

 If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the
 following box:                                                            [ ]

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or
 interest reinvestment plans, check the following box:                     [X]

 If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
 effective registration statement for the same offering.                   [ ]

 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
 for the same offering.                                                    [ ]

 If delivery of the Prospectus is expected to be made pursuant to Rule 434,
 please check the following box.                                           [ ]


==============================================================================================================================
      Title of each class of          Amount to be         Proposed maximum          Proposed maximum           Amount of
    securities to be registered        registered         offering price per        aggregate offering       registration fee
                                                               unit(1)                   price(1)
------------------------------------------------------------------------------------------------------------------------------
  Common Stock, par value $0.01         1,226,308                 $1.50                      $1,839,462             $634.30
  per share
==============================================================================================================================

-----------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices reported on the American Stock Exchange on August 2, 1995.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                             CROSS REFERENCE SHEET

                  BETWEEN ITEMS OF FORM S-3 AND THE PROSPECTUS

    Item
     No.                                                                  Prospectus Caption or Page
    ----                                                                  --------------------------
      1           Forepart of the Registration Statement             Facing Page; Cross-Reference Sheet;
                  and Outside Front Cover Page of                    Outside Front Cover Page of Prospectus
                  Prospectus

      2           Inside Front and Outside Back Cover Pages          Inside Front and Outside Back Cover
                  of Prospectus                                      Pages of Prospectus

      3           Summary Information, Risk Factors and              Outside Front Cover Page of Prospectus;
                  Ratio of Earnings to Fixed Charges                 Risk Factors

      4           Use of Proceeds                                    Use of Proceeds

      5           Determination of Offering Price                    *

      6           Dilution                                           *

      7           Selling Security Holders                           Selling Stockholders

      8           Plan of Distribution                               Plan of Distribution

      9           Description of Securities to be                    *
                  Registered

     10           Interests of Named Experts and Counsel             *

     11           Material Changes                                   *

     12           Incorporation of Certain Information by            Inside Front Cover Page of Prospectus
                  Reference

     13           Disclosure of Commission Position on               *
                  Indemnification for Securities Act
                  Liabilities

_________________
* Not Applicable

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


PROSPECTUS

                                1,226,308 Shares

                           HARKEN ENERGY CORPORATION

                                  Common Stock
                          (par value $0.01 per share)
                              ____________________

         The 1,226,308 shares ("Shares") of common stock, par value $0.01 per share ("Common Stock" or "Harken Common Stock"), of Harken Energy Corporation, a Delaware corporation ("Harken"), offered hereby are being sold by the holders thereof (the "Selling Stockholders"). See "SELLING STOCKHOLDERS." Harken will not receive any part of the proceeds from the sale of the Shares by the Selling Stockholders.

         The Selling Stockholders may sell the Shares from time to time directly or indirectly, through agents designated from time to time, in one or more open market transactions, including block trades, on the American Stock Exchange, in negotiated transactions or in a combination of any such methods of sale or through dealers or underwriters also to be designated, on terms to be determined at the time of sale. To the extent required, the specific Shares to be sold, the name of the Selling Stockholders, purchase price, public offering price, the name of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying prospectus supplement. The aggregate proceeds to the Selling Stockholders from sales of the Shares will be the purchase price of the Shares sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution. All of the registration expenses of this offering will be paid for by Harken. Harken has agreed with the Selling Stockholders with respect to 1,140,000 of the Shares to use its best efforts to maintain the effectiveness of the Registration Statement of which this Prospectus is a part for the shorter of one year from the date of this Prospectus or the date on which all the Shares have been sold by the Selling Stockholders. See "PLAN OF DISTRIBUTION."

         The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "PLAN OF DISTRIBUTION" for indemnification arrangements.

         The Common Stock, including the Shares, is listed on the American Stock Exchange ("AMEX"). On August 7, 1995, the closing sales price of the Common Stock as reported on the American Stock Exchange was $1.50 per share.

         PROSPECTIVE INVESTORS SHOULD CONSIDER AND REVIEW THE INFORMATION UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 7 IN CONNECTION WITH THEIR DECISION CONCERNING THE PURCHASE OF THE SECURITIES OFFERED HEREBY.
                              ____________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              ____________________

                The date of this Prospectus is August __, 1995.

                             AVAILABLE INFORMATION

         Harken is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), which can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: Chicago Regional Office, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. In addition, the Common Stock is listed on the American Stock Exchange, and such reports, proxy statements and other information concerning Harken may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

         Harken has filed with the Commission a Registration Statement ("Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Harken and such securities, reference is made to such Registration Statement and to the exhibits thereto.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents which have been filed with the Commission are incorporated herein by reference:

         (1) Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 1994;
         (2) Proxy Statement for the Annual Meeting of Stockholders of Harken to be held on June 16, 1995;
         (3) Description of the Harken Common Stock contained in Harken's Registration Statements filed under Section 12 of the Exchange Act, including Form 8-A dated March 13, 1991;
         (4)     Form 8-K/A of Harken dated January 3, 1995, amending the
                 Current Report on Form 8-K dated November 4, 1994;
         (5)     Harken's Current Report on Form 8-K dated April 27, 1995,
                 reporting the results on an exploration well in Colombia, South America;

         (6) Harken's Quarterly Report on Form 10-Q dated May 10, 1995, for the quarter ended March 31, 1995;
         (7) Harken's Current Report on Form 8-K dated May 16, 1995, reporting the placement of its 8% Senior Convertible Notes due May 1998;
         (8) Harken's Current Report on Form 8-K dated June 2, 1995, reporting the acquisition of Search Exploration, Inc. ("Search"); and
         (9) Form 8-K/A of Harken dated August 3, 1995, amending the Current Report on Form 8-K dated June 2, 1995.

         All documents filed by Harken pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus, in a supplement to this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed supplement to this Prospectus or in any document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Harken hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. Written or oral requests for such copies should be directed to Wayne Hennecke, Harken Energy Corporation, 5605 North MacArthur Blvd., Suite 400, Irving, Texas 75038 (Telephone:
214/753-6900).

                              ____________________

                               BUSINESS OF HARKEN

General

         Harken is engaged in oil and gas exploration, development and production operations both domestically and internationally through its various wholly-owned subsidiaries and joint venture investments. Harken's domestic operations primarily consist of the oil and gas exploration and production operations of its wholly-owned subsidiaries, Harken Southwest Corporation ("HSW") and Search. Harken's international operations include three exclusive Colombian Association Contracts between Harken's wholly-owned subsidiary, Harken de Colombia, Ltd., and Empresa Colombiana de Petroleos ("Ecopetrol"), as well as a production sharing agreement between Harken's wholly-owned subsidiary, Harken Bahrain Oil Company, and the Bahrain National Oil Company ("Banoco"). Harken's international operations currently consist solely of exploration activities, however, management is continuing to pursue international opportunities in all areas of Harken's operations, including oil and gas exploration and development. Harken considers that the opportunities to profitably deploy Harken's expertise and assets internationally are generally greater than those available domestically.

         Harken was incorporated in 1973 in the State of California and reincorporated in 1979 in the State of Delaware. Harken's principal offices are located at 5605 North MacArthur Blvd., Suite 400, Irving, Texas 75038 and its telephone number is (214) 753-6900.

Recent Developments

         Colombian Activities. On December 14, 1994, Harken entered into its third Association Contract with Ecopetrol, the national oil company of Colombia, covering a tract of land of approximately 10,000 acres in size referred to as the Playero Contract Area. This area is located in the Llanos Basis of Colombia and lies adjacent to Harken's Alcaravan Contract Area. On December 20, 1994, Harken awarded a contract to Perforaciones El Dorado, S.A. ("El Dorado") to drill the Alcaravan #1 well in the Llanos Basin of Colombia. Harken announced on April 24, 1995, that the well failed to produce commercial quantities of oil.

         On January 19, 1995, Harken notified Ecopetrol of Harken's commitment to drill a well on its Bocachico Association Contract Area and thereby extended the contract into its second year. Harken has selected a well site and currently anticipates completing this drilling effort in the fourth quarter of 1995. The Bocachico area is located in Colombia's Middle Magdalena Basin.

         Bahrain Activities. In July 1995, Banoco granted an extension to Harken's contract to explore for oil and gas in designated offshore waters of Bahrain. Such contract would have expired on July 29, 1995. Harken retains its exploration and production rights to approximately 500,000 acres for six months, with an additional six months should certain conditions be met.

         CHAP Interest. In October 1994, Harken purchased an approximate additional 20% participating interest in properties which it currently operates, through the CHAP Joint Venture ("CHAP"), in the Paradox Basin, thus increasing its and one of its subsidiary's total combined interest in CHAP to approximately 70%. Each CHAP co-venturer, in proportion to its respective participating interest, pays its share of the costs and expenses and receives its share of revenues; thus, as a result of the acquisition, Harken and its subsidiary's proportionate share in such costs, expenses, and revenues increased by approximately 20% with respect to CHAP. The acquisition also included the sellers' interests in certain oil and gas leases relating to exploration acreage and development drilling locations and increased Harken's ownership interest in the Aneth Gas Plant, all located in the Paradox Basin. These sellers acquired 960,000 shares of Harken Common Stock pursuant to this transaction. On April 12, 1995, the Commission declared effective Harken's Registration Statement on Form S-3 (File No. 33-86829) with respect to the resale of these 960,000 shares of Harken Common Stock.

         In March 1995, Harken purchased approximately 12% additional participating interest in CHAP, thus increasing its and one of its subsidiary's total combined interest in CHAP to approximately 82%. The acquisition also included the Seller's interest in certain oil and gas leases relating to exploration acreage and development drilling locations and increased Harken's ownership interest in the Aneth Gas Plant. One of the Selling Stockholders, Paroo (U.S.A.), Inc., acquired 534,000 shares of Harken Common Stock pursuant to this transaction, which are a portion of the Shares being offered by this Prospectus. (See "Selling Stockholders.")

         8% Senior Convertible Notes. On May 12, 1995, Harken entered into a Note Purchase Agreement with several European purchasers providing for the sale by Harken of up to a $15,000,000 aggregate principal amount of its 8% Senior Convertible Notes due May 1998 (the "Notes"). An aggregate of $15,000,000 principal amount of the Notes were issued and sold effective as of May 11, 1995. At their option, the holders of the Notes may, on or after June 21, 1995, convert the Notes into Harken Common Stock at an initial price of $1.50 per share, subject to adjustment under certain circumstances ("Conversion Price"). Therefore, the Notes are convertible into 10,000,000 shares of Harken Common Stock. Further, at Harken's option, from and after May 11, 1996, if for any period of thirty (30) consecutive days the closing price of Harken Common Stock (as quoted on the AMEX or any subsequent exchange or market system on which Harken Common Stock is traded) for each trading day during such period equals or exceeds $2.10 (140% of the Conversion Price), Harken may require the holders of the Notes to convert such Notes into 10,000,000 shares of Harken Common Stock at the Conversion Price, subject to adjustment in certain circumstances. (See "Risk Factors - Effect of Sales of Common Stock and Other Events on Market Price.")

                                  RISK FACTORS

         The following matters should be considered with all other information contained and incorporated by reference in this Prospectus in evaluating an investment in the Harken Common Stock.

Losses From Continuing Operations

         Harken reported income (losses) from continuing operations for the fiscal years ended December 31, 1992, 1993, and 1994, in the amounts of $661,000, $(1,797,000), and $(8,211,000), respectively. While the reasons for most of these losses, as explained below, are nonrecurring, there can be no assurance that Harken will not continue to report losses, including future losses from other nonrecurring items.

         Harken reported a net loss from continuing operations for the year ended December 31, 1994, of $8,211,000 primarily due to a reduction in Harken's carrying value in its investment in E-Z Serve Series C Preferred and related accrued dividends by approximately $5.8 million due to a permanent decline in value as indicated by efforts of Harken management to sell the investment in early 1995. Despite production declines on existing wells and the lack of new production from drilling activities, Harken did increase its oil and gas reserve and revenue base through the acquisition of approximately an additional 20% of CHAP during the last half of 1994. Total gross revenues from oil and gas operations were $4,156,000 with a gross profit before depreciation and amortization and general and administrative expenses of $2,621,000.

         Harken reported a net loss from continuing operations for the year ended December 31, 1993, of $1,797,000. Effective February 15, 1993, Harken consummated a merger pursuant to which Chuska Resources Corporation ("Chuska") became a wholly-owned subsidiary of Harken. As a result of the merger with Chuska, Harken began reflecting oil and gas sales revenues and related operating expenses and depreciation and amortization in 1993. Harken's exploration and production operations generated gross revenues of $5,505,000 and gross profit before depreciation and amortization and general and administrative expenses totaled $3,680,000 during 1993, primarily generated from the Chuska acquisition.

Contributing to the loss from continuing operations was the expensing of a total of $551,000 of accrued interest related to certain non-recourse notes receivable from certain current and former employees, officers and directors.

         Harken reported net income from continuing operations for the year ended December 31, 1992, of $661,000. In December 1992, Harken entered into a Purchase and Sale Agreement pursuant to which Harken sold its 12% general partner's interest in its managed limited partnership, Harken Anadarko Partners, L.P. ("HAP"), for cash of $2,650,000. The transaction resulted in Harken recognizing a gain on the sale of $1,449,000 during December 1992. As a result of this gain, operating profit for Harken's exploration and production operations was $2,872,000 during 1992.

Effect of Sales of Common Stock and Other Events on Market Price

         As of June 30, 1995, there were 64,436,850 shares of Harken Common Stock outstanding. Harken, on behalf of the Selling Stockholders, is registering for sale 1,226,308 shares of Harken Common Stock pursuant to the Registration Statement of which this Prospectus is a part. Harken has no knowledge of a proposed plan of distribution of the Shares other than as described in this Prospectus. See "PLAN OF DISTRIBUTION." In addition, Harken has previously registered with the Commission an aggregate of 2,160,000 shares of Harken Common Stock for resale by certain selling stockholders. Pursuant to the terms of the Merger Agreement among Harken, Search Exploration, Inc. ("Search") and a wholly-owned subsidiary of Harken (the "Search Acquisition"), 11 million shares of Harken Common Stock were authorized for issuance and registered with the Commission. Upon the consummation of the Search Acquisition on May 22, 1995, approximately 2.2 million shares of Harken Common Stock were issued. Of the remaining approximately 8.8 million shares of Harken Common Stock which may be issued in connection with the Search Acquisition, (i) up to 722,486 shares of Harken Common Stock may be issued upon the exercise of certain warrants issued by Harken, and (ii) the remaining shares of Harken Common Stock ("Contingent Shares"), if any, may be issued on or about September 30, 1996, to the holders of record at the effective time of the merger of certain Search securities issued by Search and overriding royalty interests in certain properties held by Search, based in part upon the increase that may subsequently be realized in the value of a group of undeveloped leases and properties of Search. In addition, Harken's 8% Senior Convertible Notes are presently convertible by the holders thereof into 10,000,000 shares of Harken Common Stock (see "RECENT DEVELOPMENTS - 8% Senior Convertible Notes"). There can be no assurance that any sales of the 1,226,308 Shares by the Selling Stockholders pursuant to this Prospectus or the shares of Harken Common Stock
(i) presently registered for resale in the aggregate amount of 2,160,000 and described above, (ii) which may be issued in connection with the Search Acquisition, or (iii) which may be issued in connection with the conversion of the Notes into Harken Common Stock (see "Recent Developments - 8% Senior Convertible Notes") will not have a material adverse effect on the then prevailing market price of the Harken Common Stock. The closing price of a share of Harken Common Stock on AMEX on August 7, 1995, was $1.50.

Preferred Stock Authorized for Issuance

         Harken has available for issuance 10 million shares of preferred stock, par value $1.00 per share. The Board of Directors is authorized to provide for the issuance of such preferred stock in one or more series and to set the designations, preferences, powers and relative participating, optional or other rights and restrictions thereof. Presently, Harken has three series of preferred stock authorized, of which only one has any shares currently outstanding. Such shares have certain preferences over the shares of Harken Common Stock with respect to the payment of dividends and upon liquidation, dissolution, winding-up and in certain instances, voting. The Board of Directors of Harken also may authorize other series of preferred stock in the future that have similar as well as other preferences over the shares of Harken Common Stock.

Contingent Liabilities of Harken.

         Harken has certain contingent liabilities that could have a material adverse affect on its financial condition if Harken were required to satisfy the liabilities, including the following:

         HSW owns an interest in the Aneth Gas Plant. The Aneth Gas Plant facility was in operation for many years prior to HSW's becoming an owner. The operations at the Aneth Gas Plant previously used open, unlined drip pits for storage of various waste products. The plant owners have replaced all of the open ground pits currently being used with steel tanks. The plant owners are currently in the process of closing the open ground pits.

         Texaco, the plant's operator, received a letter from the Environmental Protection Agency ("EPA") dated July 2, 1991 and a subsequent letter dated June 8, 1992, in which the EPA requested certain information in order to determine if there had been at the Aneth Gas Plant the release of hazardous substances into the environment. Texaco has advised HSW that certain information was supplied to the EPA pursuant to this request. Subsequently, core samples in and around certain pit areas were taken by the EPA and Texaco jointly. The EPA has responded to the initial sampling of the drip pits, and Texaco is now completing a Phase II investigation to provide further test results in response to evaluation procedures required by the EPA related to the drip pits.

         The prior owner of the Aneth Gas Plant facility has agreed to accept financial responsibility for at least some portion of this remediation work. Texaco and the other current plant owners are presently negotiating a formal agreement with the prior owner to allocate and provide for how such costs will be shared by such parties. At this time, however, it is impossible for HSW to determine or estimate the costs of the cleanup at the Aneth Gas Plant facility or if the prior owner will indemnify the present owners, including HSW, for all or substantially all of such costs.

Factors Related to International Operations

         Harken conducts international operations presently and anticipates that it will conduct significant international operations in the future. Foreign properties, operations or investments may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiation of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign-based companies, as well as by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, as certain of Harken's operations are governed by foreign laws, in the event of a dispute, Harken may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States. Harken may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Exploration and production activities in areas outside the United States are also subject to the risks inherent in foreign operations, including loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks.

         Regarding Harken's activities in Colombia, management anticipates that full development of reserves in the Alcaravan area of the Llanos Basin and the Bocachico area of the Middle Magdalena Basin may take several years and may require extensive production facilities which could require significant additional capital expenditures. The ultimate amount of such expenditures cannot be presently predicted. Harken anticipates that amounts required to fund international activities, including those in Colombia, will be funded from existing cash balances, asset sales, stock issuances, operating cash flows and potentially from industry partners; however, there can be no assurances that industry partners can be obtained to fund such international activities, nor that Harken will have adequate funds available to it to fund its international activities without participation from industry partners.

While pipelines presently connect the major producing fields in Colombia to export facilities and various refineries, Harken anticipates that additional pipeline capacity will likely be needed in the future. Guerilla activity in Colombia has in the past disrupted the operation of certain oil and gas projects. Harken does not anticipate that future guerilla activity will have a material impact on Harken's eventual exploration and development of the Alcaravan or Bocachico areas. However, there can be no assurance that such activity will not occur or have such an impact.

Price Volatility

         The revenues generated by Harken are highly dependent upon the prices of crude oil and natural gas. Fluctuations in the energy market make it difficult to estimate future prices of oil and natural gas. Fluctuations in energy prices are caused by a number of factors, including regional, domestic and international demand, energy legislation, federal or state taxes (if any) on sales of crude oil and natural gas, production guidelines established by the Organization of Petroleum Exporting Countries, and the relative abundance of supplies of alternative fuel such as coal. Additionally, changing international economic and political conditions may have a dramatic impact upon crude oil and natural gas prices. Many of these factors are beyond the control of Harken.

Business Risks

         Harken must continually acquire or explore for and develop new oil and gas reserves to replace those being depleted by production. Without successful drilling or acquisition ventures, Harken's oil and gas assets, properties and revenues derived therefrom will decline over time. To the extent Harken engages in drilling activities, such activities carry the risk that no commercially viable oil or gas production will be obtained. The cost of drilling, completing and operating wells is often uncertain. Moreover, drilling may be curtailed, delayed or canceled as a result of many factors, including title problems, weather conditions, shortages of or delays in delivery of equipment, as well as the financial instability of well operators, major working interest owners and drilling and well servicing companies. The availability of a ready market for Harken's oil and gas depends on numerous factors beyond its control, including the demand for and supply of oil and gas, the proximity of Harken's natural gas reserves to pipelines, the capacity of such pipelines, fluctuation in seasonal demand, the effects of inclement weather, and government regulation. New gas wells may be shut-in for lack of a market until a gas pipeline or gathering system with available capacity is extended into the area.

         In February 1994, the Navajo Nation (the "Nation") issued a moratorium on future oil and gas development agreements and exploration on Nation acreage including lands situated within the Aneth Chapter (the "Chapter") of the Navajo Reservation, which is an area that includes some of HSW's undeveloped acreage. Although Harken understands that the moratorium issued by the Nation has officially ended, Harken is uncertain whether the Chapter will allow further oil and gas development agreements and exploration of lands within this Chapter of the Navajo Nation. If the Chapter continues to prohibit such development agreements and exploration, Harken does not anticipate that such prohibition would have a material adverse affect on HSW's operations.

         All acreage under the 1987 Tribal Agreement which was not held by production as of July 31, 1995, expired. Harken does not anticipte that the loss of such undeveloped acreage will have a material adverse affect on HSW's operations.

Operating Hazards and Uninsured Risks

         The operations of Harken are subject to the inherent risks normally associated with exploration for and production of oil and gas, including blowouts, cratering, pollution and fires, each of which could result in damage to or destruction of oil and gas wells or production facilities or damage to persons and property. As is common in the oil and gas industry, Harken is not fully insured against these risks, either because insurance is not available or because Harken has elected to self-insure due to high premium costs. The occurrence of a significant event not fully insured against could have a material adverse effect on Harken's financial condition.

Environmental Regulation

         The activities of Harken are subject to various Navajo, federal, state, and local laws and regulations covering the discharge of material into the environment or otherwise relating to protection of the environment. In particular, Harken's oil and gas exploration, development, production, its activities in connection with storage and transportation of liquid hydrocarbons and its use of facilities for treating, processing, recovering, or otherwise handling hydrocarbons and wastes therefrom are subject to stringent environmental regulation by governmental authorities. In addition to these domestic laws and regulations, Harken's international operations are subject to the laws, regulations and governmental approvals of each foreign country in which it conducts activities including, but not limited to, environmental laws and regulations governing oil and gas operations. Such domestic and foreign laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning Harken's oil and gas wells and other facilities. (See "Contingent Liabilities" above with respect to a certain environmental matter.)

Imprecise Nature of Reserve Estimates

         Reserve estimates are imprecise and may be expected to change as additional information becomes available. Furthermore, estimates of oil and gas reserves, of necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment.

Competitive Factors in Oil and Gas Industry

         The oil and gas industry is competitive in all its phases.
Competition is particularly intense respecting the acquisition of desirable producing properties and the sale of oil and natural gas production. Harken's competitors in oil and gas exploration, development and production, include major oil companies and numerous independent oil and gas companies, and individual producers and operators. Many of Harken's competitors possess and employ financial and personnel resources substantially greater than those which are available to Harken, and may, therefore, be able to pay greater amounts for desirable leases and to define, evaluate, bid for and purchase a greater number of producing prospects than the financial or personnel resources of Harken will permit.

Regulatory Items

         The production of oil and gas is subject to extensive Navajo, federal and state laws, rules, orders and regulations governing a wide variety of matters, including the drilling and spacing of wells, allowable rates of production, prevention of waste and pollution and protection of the environment. In addition to the direct costs borne in complying with such regulations, operations and revenues may be impacted to the extent that certain regulations limit oil and gas production to below economic levels. Although the particular regulations applicable in each state in which operations are conducted vary, such regulations are generally designed to ensure that oil and gas operations are carried out in a safe and efficient manner and to ensure that similarly-situated operators are provided with reasonable opportunities to produce their respective fair shares of available oil and gas reserves. However, since these regulations generally apply to all oil and gas producers, management of Harken believes that these regulations should not put Harken at a material disadvantage to other oil and gas producers.

         Certain sales, transportation, and resales of natural gas by Harken are subject to Navajo, federal and state laws and regulations, including, but not limited to, The Natural Gas Act of 1938, as amended ("NGA"), the Natural Gas Policy Act of 1978, as amended ("NGPA") and regulations promulgated by the Federal Energy Regulatory Commission ("FERC") under the NGA, the NGPA and other statutes. The provisions of the NGA and NGPA, as well as the regulations thereunder, are complex, and can affect all who produce, resell, transport, purchase or consume natural gas.

         Although recent FERC transportation regulations do not directly apply to Harken because they are not engaged in rendering jurisdictional transportation services, these regulations do affect the operations of Harken by virtue of the need to deliver its gas production to markets served by interstate or intrastate pipelines. In most instances, interstate pipelines represent the only available method of accomplishing such transportation.

         In addition to these domestic laws and regulations, Harken's international operations are subject to the laws, regulations and governmental approvals of each foreign country in which it conducts activities including, but not limited to, environmental laws and regulations governing oil and gas operations.

                                USE OF PROCEEDS

         Harken will not receive any part of the proceeds from the sale of Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

         This Prospectus covers offers from time to time by the Selling Stockholders of their shares of Harken Common Stock. Set forth below is the name of each Selling Stockholder, the number of shares of Harken Common Stock owned of record by each Selling Stockholder as of August 7, 1995, the number of shares of Harken Common Stock which may be offered by each Selling Stockholder pursuant to this Prospectus, and the number of shares of Harken Common Stock and percentage of the class of Harken Common Stock to be owned by each Selling Stockholder upon completion of the offering if all Shares are sold. Any or all of the Shares listed below may be offered for sale by a Selling Stockholder from time to time.

                                    Shares                                   Shares
                                  Owned Prior          Shares              Owned After          Percent of Class
                                     to the          Registered                the                  After the
  Selling Stockholders              Offering          Hereunder            Offering(1)              Offering
  --------------------              --------          ---------            -----------              --------
MCM Partners, L.P.                   160,000           160,000                 -0-                     -0-

John E. McConnaughy                   80,000            80,000                 -0-                     -0-

Gail D. Forster                       80,000            80,000                 -0-                     -0-

Peter Dixon, Trustee                  80,000            80,000                 -0-                     -0-

Sandy Keesler                        200,000           200,000                 -0-                     -0-

Paroo (USA), Inc.                    534,000           534,000                 -0-                     -0-

EnCap Investments,                    92,308            92,308                 -0-                     -0-
L.C.


-----------------

(1) Assumes no other disposition or acquisition of Common Stock and all Shares included herein are sold.


                              PLAN OF DISTRIBUTION

         Any or all of 1,140,000 of the Shares may be sold from time to time for a period from the date of this Prospectus to the earlier to occur of the expiration of one year from the date of the Prospectus or the date all the Shares are sold. The Shares may be sold to purchasers directly by the Selling Stockholders in one or more open market transactions, including block trades on the American Stock Exchange, in negotiated transactions or in a combination of any such methods of sale. Alternatively, the Selling Stockholders may from time to time offer the Shares through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom they may act as agent. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of the Shares may be deemed to be underwriters, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of the Shares is made, to the extent required, a Prospectus Supplement will be distributed that will set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. Harken will not receive any of the proceeds from the sale by the Selling Stockholders of the Shares offered hereby. All of the registration expenses of the offering will be paid by Harken.

         The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.

        Harken has agreed to indemnify in certain circumstances some of the Selling Stockholders and any underwriter, selling brokers, dealer managers or similar persons who participate in the distribution of the Shares, if any, and certain persons related to the foregoing persons, against certain liabilities, including liabilities under the Securities Act. Some of the Selling Stockholders have agreed to indemnify, in certain circumstances, Harken and certain persons related to Harken against certain liabilities, including liabilities under the Securities Act.

         In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.


                                 LEGAL MATTERS

         The validity of the Shares will be passed upon for Harken by Haynes and Boone, L.L.P., Fort Worth, Texas.

                                    EXPERTS

         The (i) consolidated financial statements and schedules of Harken included in Harken's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, and (ii) financial statements of the CHAP Venture as of December 31, 1993, included in Harken's Amendment to Application or Report on Form 8-K/A dated January 3, 1995, each of which are incorporated by reference in this Registration Statement of which this Prospectus forms a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

        The consolidated financial statements and schedules of Search for the year ended December 31, 1994, included in Search's Annual Report on Form 10-K for the year ended December 31, 1994, included herein and incorporated by reference in the Registration Statement of which this statement forms a part, have been audited by Hein + Associates LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


 ------------------------------------------------            ------------------------------------------------

          No dealer, salesperson or any other
 individual has been authorized to give any
 information or to make any representation not
 contained or incorporated by reference in this
 Prospectus and, if given or made, such
 information or representation must not be
 relied upon as having been authorized by Harken                             1,226,308 Shares
 or any Selling Stockholders.  This Prospectus
 does not constitute an offer to sell or a
 solicitation of an offer to buy any of the
 securities offered hereby in any jurisdiction                           HARKEN ENERGY CORPORATION
 to any person to whom it is unlawful to make
 such offer or solicitation in such
 jurisdiction.  Neither the delivery of this
 Prospectus nor any sale made hereunder shall,                                 COMMON STOCK
 under any circumstances, create any implication
 that the information herein is correct as of
 any time subsequent to the date hereof or that
 there has been no change in the affairs of
 Harken since such date.

                  ---------------


                 TABLE OF CONTENTS

                                       Page

                                                                           --------------------
 Available Information   . . . .         3
 Incorporation of Certain
 Documents by Reference  . . . .         3
 Business of Harken  . . . . . .         5
 Risk Factors  . . . . . . . . .         7                                  P R O S P E C T U S
 Use of Proceeds . . . . . . . .        14
 Selling Stockholders  . . . . .        14
 Plan of Distribution  . . . . .        15
 Legal Matters . . . . . . . . .        16
 Experts . . . . . . . . . . . .        17                                 --------------------





                                                                             ___________, 1995

 ------------------------------------------------            ------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The estimated expenses (other than underwriting discounts and commissions) in connection with the offering described in this Registration Statement are as follows:

                 SEC Registration Fee . . . . . . . . . . . .      $          634.30
                 AMEX Listing Fee . . . . . . . . . . . . . .              52,000.00
                 Printing and Engraving Expenses  . . . . . .               5,000.00
                 Accounting Fees and Expenses . . . . . . . .               5,000.00
                 Legal Fees and Expenses  . . . . . . . . . .               7,500.00
                 Blue Sky Fees and Expenses . . . . . . . . .                   -
                 Miscellaneous  . . . . . . . . . . . . . . .               1,865.70

                      Total . . . . . . . . . . . . . . . . .              72,000.00

---------------
(1) This amount is the aggregate amount of three separate Supplemental Listing Applications filed with Amex.

All of the foregoing expenses will be paid by Harken.

Item 15.  Indemnification of Directors and Officers.

         Section 145 of the General Corporation Law of the State of Delaware provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines and settlements actually and reasonably incurred by them in connection with any civil, criminal, administrative, or investigative suit or action except actions by or in the right of the corporation if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful.
Section 145 further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made with respect to any claim, issue or matter as to which such person has been adjudged liable for negligence or misconduct unless the Court of Chancery or the court in which such action or suit is brought approves such indemnification. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise, and to purchase indemnity insurance on behalf of its directors and officers.

         Article Ten of the Registrant's Certificate of Incorporation and
Article VII of the Registrant's bylaws provide, in general, that the Registrant shall indemnify its directors and officers under certain of the circumstances defined in Section 145. The Registrant has entered into agreements with each member of its Board of Directors pursuant to which it will advance to each director costs of litigation in accordance with the indemnification provisions of the Registrant's Certificate of Incorporation and bylaws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.  Exhibits.

     4.1     -     Certificate of Incorporation of Harken Energy Corporation, as amended (incorporated by reference as
                   Exhibit 3.1 to Harken Energy Corporation's Annual Report on Form 10-K for fiscal year ended
                   December 31, 1989)

     4.2     -     Amendment to the Certificate of Incorporation of Harken Energy Corporation (incorporated by reference as Exhibit 28.8 to the Registration Statement on Form S-1, as amended, of E-Z Serve Corporation and
                   Tejas Power Corporation -- Registration No. 33-37141); Amendment dated February 28, 1991, to the
                   Certificate of Incorporation of Harken (incorporated by reference as Exhibit 3 to Harken's Quarterly
                   Report on Form 10-Q for the quarter ended March 31, 1991); Amendment dated July 8, 1991, to Harken's
                   Certificate of Incorporation (incorporated by reference as Exhibit 3 to Harken's Quarterly Report on
                   Form 10-Q for the quarter ended June 30, 1991); and Amendment dated June 30, 1992, to Harken's
                   Certificate of Incorporation (incorporated by reference as Exhibit 3 to Harken's Quarterly Report on
                   Form 10-Q for the quarter ended June 30, 1992)

     4.3     -     Bylaws of Harken Energy Corporation, as amended (incorporated by reference as Exhibit 3.2 to Harken
                   Energy Corporation's Annual Report on Form 10-K for fiscal year ended December 31, 1989)

     4.4     -     Certificate of the Designations, Powers, Preferences and Rights of Series C Cumulative Convertible
                   Preferred Stock, $1.00 par value of Harken Energy Corporation (incorporated by reference as
                   Exhibit 4.3 to Harken Energy Corporation's Annual Report on Form 10-K for fiscal year ended
                   December 31, 1989)

    *5.1     -     Opinion of Haynes and Boone, L.L.P.

   *23.1     -     Consent of Arthur Andersen LLP

   *23.2     -     Consent of Haynes and Boone, L.L.P. (included in opinion filed as Exhibit 5.1)

   *23.3     -     Consent of Hein + Associates LLP

   *24.1     -     Powers of Attorney.

   *99.1     -     Concession and Lease Purchase Agreement dated as of May 15, 1995, and effective as of March 31, 1995, by and between Harken Energy Corporation and Paroo Petroleum (USA), Inc.

   *99.2     -     Note Purchase Agreement among Harken Energy Corporation and certain Purchasers relating to Harken's
                   8% Senior Convertible Notes due 1998.

   *99.3     -     Form of Private Subscription Agreement among Harken and the purchasers named therein relating to the purchase and sale of 600,000 shares of Harken Common Stock.

-------------
* Filed herewith.


Item 17.  Undertakings.

         (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange

Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b)     The undersigned Registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

                 (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on August 8, 1995.

                                       HARKEN ENERGY CORPORATION


                                                         *
                                       ----------------------------------------
                                       Mikel D. Faulkner, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

               Signature                                 Title                         Date
               ---------                                 -----                         ----
                   *                          Chairman of the Board and           August 8, 1995
 ------------------------------------         Chief  Executive Officer
 Mikel D. Faulkner                            (Principal Executive
                                              Officer)


                   *                          President and Director              August 8, 1995
 ------------------------------------
 Richard H. Schroeder

  /s/ Bruce N. Huff                           Senior Vice President and           August 8, 1995
 ------------------------------------         Chief Financial Officer
 Bruce N. Huff                                (Principal Accounting
                                              Officer and Principal
                                              Financial Officer)


                   *                          Director                            August 8, 1995
 ------------------------------------
 Michael M. Ameen, Jr.


                   *                          Director                            August 8, 1995
 ------------------------------------
 Michael R. Eisenson

                   *                          Director                            August 8, 1995
 ------------------------------------
 Edwin C. Kettenbrink, Jr.

                   *                          Director                            August 8, 1995
 ------------------------------------
 Talat M. Othman

                   *                          Director                            August 8, 1995
 ------------------------------------
 Donald W. Raymond

                   *                          Director                            August 8, 1995
 ------------------------------------
 Gary B. Wood


*Bruce N. Huff, by signing his name hereto, does hereby sign this Registration Statement on behalf of Harken Energy Corporation and each of the above-named officers and directors of such Company pursuant to powers of attorney, executed on behalf of the Company by each officer and director.



/s/ Bruce N. Huff
-----------------------
Bruce N. Huff,
Attorney-in-Fact

                               INDEX TO EXHIBITS

                                                                                              Sequentially
                                                                                               Numbered
   Exhibit No.                                    Exhibit                                        Page
   -----------                                    -------                                        ----
         4.1            Certificate of Incorporation of Harken Energy Corporation, as amended
                        (incorporated by reference as Exhibit 3.1 to Harken Energy Corporation's
                        Annual Report on Form 10-K for fiscal year ended December 31, 1989)

         4.2            Amendment to the Certificate of Incorporation of Harken Energy Corporation
                        (incorporated by reference as Exhibit 28.8 to the Registration Statement on
                        Form S-1, as amended, of E-Z Serve Corporation and Tejas Power
                        Corporation -- Registration No. 33-37141); Amendment dated February 28,
                        1991, to the Certificate of Incorporation of Harken (incorporated by reference as Exhibit 3 to Harken's Quarterly Report on Form 10-Q for the
                        quarter ended March 31, 1991); Amendment dated July 8, 1991, to Harken's
                        Certificate of Incorporation (incorporated by reference as Exhibit 3 to
                        Harken's Quarterly Report on Form 10-Q for the quarter ended June 30, 1991);
                        and Amendment dated June 30, 1992, to Harken's Certificate of  Incorporation
                        (incorporated by reference as Exhibit 3 to Harken's Quarterly Report on
                        Form 10-Q for the quarter ended June 30, 1992)

         4.3            Bylaws of Harken Energy Corporation, as amended (incorporated by reference as Exhibit 3.2 to Harken Energy Corporation's Annual Report on Form 10-K for
                        fiscal year ended December 31, 1989)

         4.4            Certificate of the Designations, Powers, Preferences and Rights of Series C
                        Cumulative Convertible Preferred Stock, $1.00 par value of Harken Energy
                        Corporation (incorporated by reference as Exhibit 4.3 to Harken Energy
                        Corporation's Annual Report on Form 10-K for  fiscal year ended December 31,
                        1989)

       *5.1             Opinion of Haynes and Boone, L.L.P.

      *23.1             Consent of Arthur Andersen LLP

      *23.2 Consent of Haynes and Boone, L.L.P. (included in opinion filed as Exhibit 5.1)

      *23.3             Consent of Hein + Associates LLP

      *24.1             Powers of Attorney

      *99.1             Form of Concession and Lease Purchase Agreement dated as of May 15, 1995, and effective as of March 31, 1995, by and between Harken Energy
                        Corporation and Paroo Petroleum (USA), Inc.

      *99.2             Note Purchase Agreement among Harken Energy Corporation and certain
                        Purchasers relating to Harken's 8% Senior Convertible Notes due 1998.

      *99.3             Form of Private Subscription Agreement among Harken and the purchasers named therein  relating to the purchase and sale of 600,000 shares of Harken
                        Common Stock.

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* Filed herewith.